

December 20, 2010

Richard Kelley
Vice President – Finance
The Hallwood Group Incorporated
3710 Rawlins, Suite 1500
Dallas, Texas 75219

      Re: **The Hallwood Group Incorporated**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed March 31, 2010
              Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2009
              Filed April 8, 2010
              Form 10-Qs for Fiscal Quarters Ended
              March 31, 2010, June 30, 2010 and September 30, 2010
              Filed May 14, 2010, August 13, 2010 and November 12, 2010
              File No. 001-08303

Dear Mr. Kelley:

       We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

       Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Properties, page 11

Leased Facilities, page 11

1.   Please file the material leases discussed in this section as exhibits to your next periodic report or explain to us why it is not appropriate to do so. See Item 601(b)(10)(ii)(D) of Regulation S-K.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of
Equity Securities, page 15

2. Please disclose the restrictions on dividends contained in Section 1.2 of the Equity
   Support Agreement.

Controls and Procedures, page 34

Disclosure Controls and Procedures, page 34

3. You discuss in the last two sentences the limitations on the design of systems of controls
   and procedures. Please disclose, if correct, that your disclosure controls and procedures
   are designed to provide reasonable assurance of achieving their objectives. See Section
   II.F.4 of Release No. 33-8238 (August 14, 2003).

Exhibits 31.1 and 31.2

4. The certifications required by Exchange Act Rule 13a-14(a) should match the form set
   forth in Item 601(b)(31)(i) of Regulation S-K. We note, for example, that you refer to
   "this annual report" instead of "this report" in paragraph 2 and "internal controls" instead
   of "internal control" in paragraph 5(a). Please revise the certifications to match the form
   set forth in Item 601(b)(31)(i) of Regulation S-K.

Form 10-K/A for Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
4

Related Party Transactions, page 11

Hallwood Investments Limited, page 11

5. Please clarify how the office space and administrative services for which you reimburse
   HIL, as discussed in the penultimate paragraph on page 23, is different from the common
   offices, facilities and certain staff for which HIL reimburses you, as discussed in the
   second paragraph on page 24.

Investments in Hallwood Energy, page 12

Talisman Energy Transaction in 2008, page 15

6. Please clarify whether the farmout agreement between Hallwood Energy and FEI has
   been fully performed by both parties, has been terminated or remains a continuing
   obligation of both parties. Please also explain why the farmout agreement has not been

filed as a material contract pursuant to Item 601(b)(10) of Regulation S-K. Additionally, if the farmout agreement has been terminated, please explain why a Form 8-K was not filed to announce such termination under Item 1.02 of Form 8-K, or why such termination has not been addressed in your other periodic reports filed with us. Please include in such explanations your analysis on the amount of control you had over Hallwood Energy, as control is defined in Securities Act Rule 405, during the time when the farmout agreement was executed, and if applicable, when such agreement was terminated.

Definitive Proxy Statement on Schedule 14A

Potential Payments Upon Termination or Change-in-Control, page 7

7. Please describe the types of the transactions that constitute a "change of control transaction" under The Hallwood Group Incorporated 2005 Long-Term Incentive Plan For Brookwood Companies Incorporated. See Item 402(q)(2) of Regulation S-K.

Certain Relationships and Related Transactions, page 10

8. Please disclose the amounts paid to Amber Brookman, Jr. and Steven Lerman in each of your past two fiscal years. See Item 404(d)(1) and Instruction 2 to Item 404(d) of Regulation S-K.

9. In response 11 in your letter to us dated October 13, 2009, you stated that you would cross reference to the disclosure and amounts reported in the Summary Compensation Table to disclose your reimbursements to HIL as a related-party transaction. Please provide such cross reference. Additionally, we note that footnote 2 to the Summary Compensation Table does not disclose the amount that you reimbursed HIL during 2008. Please disclose the amounts of reimbursement for each of your past two fiscal years. See Item 404(d)(1), Instruction 2 to Item 404(d) and Item 402(n) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

10. Please comply with comments 3 and 5, as they apply to your Form 10-Q for fiscal quarter ended March 31, 2010.

Exhibits 31.1 and 31.2

11. The certifications required by Exchange Act Rule 13a-14(a) should match the form set forth in Item 601(b)(31)(i) of Regulation S-K. We note, for example, that you refer to your "fourth quarter" instead of your "fourth fiscal quarter" in paragraph 4(d) and you discuss "all significant deficiencies or material weaknesses" instead of "all significant deficiencies and material weaknesses" in paragraph 5(a). Please revise the certifications to match the form set forth in Item 601(b)(31)(i) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

    12. Please comply with comments 3, 5 and 11, as they apply to your Form 10-Q for fiscal quarter ended June 30, 2010.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

    13. Please comply with comments 3, 5 and 11, as they apply to your Form 10-Q for fiscal quarter ended September 30, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director